FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION					OMB APPROVAL
	Washington, D.C. 20549					OMB Number:	3235-0104
						Expires:	January 31, 2005
	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES					Estimated average burden hours per response.................... 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
(Print or type Responses)
1. Name and Address of Reporting Person*	2. Date of Event requiring Statement	4. Issuer Name and Ticker or Trading Symbol
(Month/Day/Year)
BINGO, INC.	07/02/2002	BINGO.COM, INC. "BIGR"
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)			6. If Amendment, Date of Original
THE HANSA BANK BUILDING		Director	X	10% Owner	7. Individual or Joint/Group Reporting
(Street)					(Check Applicable Line)
		Officer (give title below)		Other (specify below)	X	Form Filed by One Reporting Person

THE VALLEY ANGUILLA						Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Amount of Securities Beneficially Owned. (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
COMMON STOCK $0.001 PAR VALUE	300,000	D

Reminder: Report on a separate line for each class of Securities benefically owned directly or indirectly.						(Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).							SEC 1473-(7-02)

FORM 3 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Date Exercisable and Expiration Date (Month/Day/ Year)		3. Title and Amount of Underlying Securities (Instr. 4)		4. Conversion or Exercise Price of Derivative Security.	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 4)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
STOCK WARRANT	04/16/01	04/15/04	Common Stock, $0.001 par value	4,800,000	$0.25	D
STOCK WARRANT	07/02/02	07/02/05	Common Stock, $0.001 par value	200,000	$0.25	D
12% CONVERTIBLE DEBENTURES	04/16/01	04/16/04	Common Stock, $0.001 par value	4,000,000	$0.125	D
12% CONVERTIBLE DEBENTURES	05/21/02	04/16/04	Common Stock, $0.001 par value	6,000,000	$0.125	D
12% CONVERTIBLE DEBENTURES	07/02/02	07/02/06	Common Stock, $0.001 par value	333,333	$0.15	D
Explanation of Response
					/S/ D. CURTIS	November 29, 2002

**            Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:       File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

					**Signature of Reporting Person	Date
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